UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549


                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER 0-49655
                                                    CUSIP NUMBER 037026101

(Check One) [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
[ ] Form N-SAR [ ] Form N-CSR

For the Period Ended December 31, 2002.

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant:      ANTICLINE URANIUM, INC.

Address of Principal          3098 South Highland Drive, Suite 323
Executive Office:             Salt Lake City, Utah 84106-6001

                PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)  The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE

          The Company is in the process of completing its financial statements for the year ended December 31, 2002, and believes that the subject Annual Report will be available for filing on or before April 15, 2003.

                   PART IV - OTHER INFORMATION

          (1) Name and address of person to contact in regard to this notification:

               	John Michael Coombs, President and Chairman of the Board 3098 So. Highland Drive, Suite #323
                Salt Lake City, Utah 84106-6001
                (801) 467-2021

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [ ] Yes  [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          ANTICLINE URANIUM, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 31, 2003                      /s/ John Michael Coombs
      ---------------                     --------------------------
                                          John Michael Coombs
                                          President and Chairman of the Board